UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Republic Airways Holdings Inc.

File Nos. 000-49697, 333-84092, 333-122033 - CF#30964

_____

Republic Airways Holdings Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 Filed on April 6, 2004, a Form 10-Q Filed on July 26, 2004, a Form 10-Q Filed on October 20, 2004, a Form S-1 Filed on January 13, 2005, a Form 10-Q Filed on May 11, 2005, a Form 10-Q Filed on July 29, 2005, a Form 10-Q Filed on November 4, 2005, a Form 10-K Filed on February 27, 2006, a Form 10-Q Filed on August 8, 2006, a Form 10-Q Filed on November 9, 2006, a Form 10-K Filed on March 15, 2007, a Form 10-Q Filed on May 10, 2007, a Form 10-Q Filed on August 3, 2007, a Form 10-Q Filed on November 2, 2007, a Form 10-Q Filed on August 11, 2008, a Form 10-Q Filed on November 4, 2008 and a Form 10-K Filed on March 16, 2009.

Based on representations by Republic Airways Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.39	S-1	April 6, 2004	through January 23, 2023
10.40	S-1	April 6, 2004	through January 23, 2023
10.1	10-Q	July 26, 2004	through January 23, 2023
10.2	10-Q	October 20, 2004	through January 23, 2023
10.3	10-Q	October 20, 2004	through January 23, 2023
10.4	10-Q	October 20, 2004	through January 23, 2023
10.5	10-Q	October 20, 2004	through January 23, 2023
10.39F	S-1	January 13, 2005	through January 23, 2023
10.39G	S-1	January 13, 2005	through January 23, 2023
10.40A	S-1	January 13, 2005	through January 23, 2023

Exhibit	Form	Filed	Confidential Treatment Granted
10.40B	S-1	January 13, 2005	through January 23, 2023
10.1	10-Q	May 11, 2005	through January 23, 2023
10.2	10-Q	May 11, 2005	through January 23, 2023
10.3	10-Q	May 11, 2005	through January 23, 2023
10.4	10-Q	May 11, 2005	through January 23, 2023
10.1	10-Q	July 29, 2005	through January 23, 2023
10.2	10-Q	July 29, 2005	through January 23, 2023
10.1	10-Q	November 4, 2005	through January 23, 2023
10.39L	10-K	February 27, 2006	through January 23, 2023
10.39M	10-K	February 27, 2006	through January 23, 2023
10.39N	10-K	February 27, 2006	through January 23, 2023
10.40F	10-K	February 27, 2006	through January 23, 2023
10.40G	10-K	February 27, 2006	through January 23, 2023
10.1	10-Q	August 8, 2006	through January 23, 2023
10.1	10-Q	November 9, 2006	through January 23, 2023
10.2	10-Q	November 9, 2006	through January 23, 2023
10.39Q	10-K	March 15, 2007	through January 23, 2023
10.40I	10-K	March 15, 2007	through January 23, 2023
10.40J	10-K	March 15, 2007	through January 23, 2023
10.39R	10-Q	May 10, 2007	through January 23, 2023
10.39S	10-Q	August 3, 2007	through January 23, 2023
10.40K	10-Q	August 3, 2007	through January 23, 2023
10.40L	10-Q	August 3, 2007	through January 23, 2023
10.39T	10-Q	November 2, 2007	through January 23, 2023
10.40M	10-Q	November 2, 2007	through January 23, 2023
10.39U	10-Q	August 11, 2008	through January 23, 2023
10.40N	10-Q	August 11, 2008	through January 23, 2023
10.39V	10-Q	November 4, 2008	through January 23, 2023
10.40O	10-Q	November 4, 2008	through January 23, 2023
10.39W	10-K	March 16, 2009	through January 23, 2023
10.40P	10-K	March 16, 2009	through January 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary